28

04035827

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayswater Ventures Corp.

*CURRENT ADDRESS

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1683   FISCAL YEAR 2-29-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/28/04

82-1685

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

RECEIVED 2004 JUL 28 A 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S 2-29-04

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
BAYSWATER VENTURES CORP.	04	02	29	04	07	16

ISSUER ADDRESS				
Suite 202 – 837 WEST HASTINGS STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3N6	604-684-6242	604-684-6264
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GEORGE LEARY		PRESIDENT		403-932-3775
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"DAVID PATTERSON"	DAVID PATTERSON	04	07	16
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GEORGE LEARY"	GEORGE LEARY	04	07	16

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended February 29, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See attached audited financial statements for the year ended February 29, 2004.

2. Related party transactions

   See Note 8 of the attached audited financial statements for the year ended February 29, 2004.

3. a) Summary of securities issued during the period:

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Price	Total Proceeds	Type of Consideration
July 10, 2003	Common	Private Placement	3,000,000	$ 0.10	$ 300,000	Cash
November 24, 2003	Common	Private Placement	2,000,000	0.175	350,000	Cash
November 24, 2003	Common	Private Placement	666,666	0.15	100,000	Cash
January 14, 2004	Common	Private Placement	1,111,111	0.225	250,000	Cash

   b) Summary of stock options granted during the period:

Date of Issue	Number of Options Granted	Name of Optionee	Position	Exercise Price	Expiry Date
October 6, 2003	180,000	George Leary	Director	$ 0.225	October 5, 2008
October 6, 2003	50,000	Marion McGrath	Officer	0.225	October 5, 2008
October 6, 2003	100,000	Sergui Silaev	Consultant	0.225	October 5, 2008
October 6, 2003	50,000	Peter Dunfield	Consultant	0.225	October 5, 2008
October 6, 2003	75,000	Dave Patterson	Director	0.225	October 5, 2008
October 6, 2003	25,000	Kerry Sparkes	Director	0.225	October 5, 2008

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Common Shares	Amount
Balance, February 29, 2004	8,600,797	$ 4,027,230

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

c) Options, warrants and convertible securities outstanding:

See Note 7 in the attached audited financial statements for the year ended February 29, 2004.

d) Number of escrow shares: nil

5. Directors and Officers:

George Leary – Director and President
David Patterson –Director
Klaus Eckhof - Director
Marion McGrath – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Bayswater Ventures Corp. (the "Company") is a junior natural resource company. On February 25, 2003, the Company changed its name from Enwest Ventures Corp. to Bayswater Ventures Corp. and consolidated its share capital on a 3 old for 1 new basis. The Company is a public company and trading on the TSX Venture Exchange under the symbol "BVE".

Operations

The Company reported a loss of $732,210 for the year ended February 29, 2004 compared to a loss of $241,080 for the year ended February 28, 2003. A considerable portion of the loss in the current period is attributable to the $61,792 in travel, $237,888 in property investigation costs and professional fees of $77,755. These costs were primarily incurred in connection with the Chilchinskoye gold prospect in Russia. The Company also recorded a $144,000 stock based compensation expense. This is an expense that is attributable to the granting of stock options based on the Black-Scholes option – pricing model. The majority of loss incurred in the previous year was the Company's $169,245 write-off of its oil and gas property.

During fiscal 2004, there has been an overall increase in the Company's expenses over the year ended 2003. This increase is mainly attributed to management's extensive focus of financing the Company and the acquisition of its mining project and possible future acquisitions.

At February 29, 2004, the Company had working capital of $108,054. The Company does not have any revenue producing assets and is dependent on additional equity or debt financing in order to meet continuing working capital obligations and to participate in new mineral property acquisitions. It has completed four separate private placement financings to fulfil its obligations for its property commitments (see "Mineral Property").

Mineral Property

The Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova"), a company related by a common director, wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter return. The Company will assume all of Terra Nova's remaining obligations and make cash payments of $15,000 in the first year (paid), $20,000 in the second year and $30,000 in the third year. Minimum work commitments will apply as $75,000 in the first year (paid) and a total of $344,029 by the end of the third year. The Company will be required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast of which the Company paid Terra Nova $18,750 which is the cash equivalent of 75,000 Terra Nova shares at a deemed value of $0.25 per share. Terra Nova is required to issue an additional 175,000 of its shares to South Coast by May 23, 2005, pursuant to the underlying option agreement.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

Mineral Property (cont'd…)

Terra Nova may reacquire an additional 20% interest in the property by paying the Company an amount equal to 30% of subsequent amounts paid by the Company on exploration expenditures.

Financings

The following shares were issued during the current year:

a) The Company issued 3,000,000 units for gross proceeds of $300,000. Each unit consists of one common share and one warrant enabling the holder to acquire an additional common share at $0.12 per share until July 10, 2005.

b) The Company issued 2,666,666 units for gross proceeds of $450,000 of which 2,000,000 units were issued at a price of $0.175 per unit and 666,666 units were issued at a price of $0.15 per unit. Each unit was comprised of one share and one share purchase warrant. 2,000,000 warrants enable the holder to acquire an additional common share at $0.345 until November 23, 2005 and 666,666 warrants enable the holder to acquire an additional common share at $0.30 until November 23, 2005.

c) The Company issued 1,111,111 units for gross proceeds of $250,000. Each unit consists of one common share and one share purchase warrant enabling the holder to acquire an additional common share at $0.30 per share until January 14, 2006.

Investor Relations

Management of the Company replied to shareholder inquiries. The Company has not entered into any formal investor relations contracts or agreements.

Management Changes

a) Kerry Sparkes resigned as a director of the Company.

b) Klaus Eckhof was appointed to the Board of Directors

Subsequent Events

The following events occurred subsequent to February 29, 2004:

a) 652,777 share purchase warrants exercisable at $0.36 per share, expired unexercised.

BAYSWATER VENTURES CORP.

FINANCIAL STATEMENTS

FEBRUARY 29, 2004

AUDITORS' REPORT

To the Shareholders of
Bayswater Ventures Corp.

We have audited the balance sheets of Bayswater Ventures Corp. as at February 29, 2004 and February 28, 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

July 13, 2004

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BAYSWATER VENTURES CORP.
BALANCE SHEETS

	February 29, 2004	February 28, 2003
ASSETS		
Current		
Cash	$ 258,022	$ 9,432
Receivables	47,479	26,079
	305,501	35,511
Mineral property (Note 4)	110,048	-
	$ 415,549	$ 35,511
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 197,447	$ 64,768
Loans payable (Note 5)	-	129,431
	197,447	194,199
Shareholders' equity (deficiency)		
Capital stock (Note 6)	4,027,230	3,027,230
Subscriptions received in advance	-	35,000
Contributed surplus (Note 6)	144,000	-
Deficit	(3,953,128)	(3,220,918)
	218,102	(158,688)
	$ 415,549	$ 35,511

Nature and continuance of operations (Note 1)

On behalf of the Board:

"David Patterson" Director "George Leary" Director

The accompanying notes are an integral part of these financial statements.

BAYSWATER VENTURES CORP.
STATEMENTS OF OPERATIONS AND DEFICIT

		Year Ended February 29, 2004		Year Ended February 28, 2003
EXPENSES				
Administration	$	32,500	$	40,000
Consulting fees		58,825		-
Filing fees		20,969		8,775
Management fees		39,000		-
Office and miscellaneous		38,602		5,136
Printing		3,153		-
Professional fees		77,755		15,508
Property investigation costs (Note 13)		237,888		3,000
Rent		13,000		10,000
Shareholder communications		1,041		-
Stock-based compensation (Note 7)		144,000		-
Transfer agent fees		6,321		5,269
Travel and related		61,792		-
		(734,846)		(87,688)
OTHER ITEMS				
Costs recovered		-		15,853
Interest income		2,636		-
Write-off of oil and gas property (Note 3)		-		(169,245)
		2,636		(153,392)
Loss for the year		(732,210)		(241,080)
Deficit, beginning of year		(3,220,918)		(2,979,838)
Deficit, end of year	$	(3,953,128)	$	(3,220,918)
Basic and diluted loss per common share	$	(0.16)	$	(0.14)
Weighted average number of common shares outstanding		4,587,708		1,823,020

The accompanying notes are an integral part of these financial statements.

BAYSWATER VENTURES CORP.
STATEMENTS OF CASH FLOWS

	Year Ended February 29, 2004	Year Ended February 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (732,210)	$ (241,080)
Items not affecting cash:		
Accrued interest	-	422
Stock-based compensation	144,000	-
Write-down of oil and gas property	-	169,245
Changes in non-cash working capital items:		
Increase in receivables	(21,400)	(19,105)
Increase in accounts payable and accrued liabilities	132,679	18,340
Net cash used in operating activities	(476,931)	(72,178)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property costs	(110,048)	-
Net cash used in investing activities	(110,048)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (repayment of) loans payable	(129,431)	42,920
Subscriptions received in advance	-	35,000
Capital stock issued	965,000	-
Net cash provided by financing activities	835,569	77,920
Increase in cash during the year	248,590	5,742
Cash, beginning of year	9,432	3,690
Cash, end of year	$ 258,022	$ 9,432

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the *Company Act* (British Columbia) on June 26, 1979. On February 25, 2003, the Company consolidated its capital stock on a 3:1 basis and changed its name from Enwest Ventures Corp. to Bayswater Ventures Corp.

The Company is a junior natural resource company. To date, the Company has not earned significant revenues and is considered to be in the development stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 29, 2004	February 28, 2003
Working capital (deficiency)	$ 108,054	$ (158,688)
Deficit	(3,953,128)	(3,220,918)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting year. Actual results could differ from the estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related party following commencement of production.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Stock-based compensation

Effective March 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Stock-based compensation (cont'd...)

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Future income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. **OIL AND GAS PROPERTY**

In fiscal 2001, the Company entered into a farm-out agreement with Knight Petroleum Corp. for the drilling of an initial test well on the Lagarde lands in Northeastern British Columbia. The Company funded 15% of the drilling and completion of the initial test well. The terms of the farm-out agreement resulted in the Company having a 13.5% before payout working interest and a 6.75% after payout working interest in the initial test well and a 6.75% working interest in the Lagarde lands. The initial test well was also subject to a 15% royalty until payout.

During the year ended February 28, 2003, the Company determined that the initial test well was uneconomical and wrote-off all related costs to operations.

	February 29, 2004	February 28, 2003
Balance, beginning of year	$ -	$ 169,245
Written-off during the year	-	(169,245)
Balance, end of year	$ -	$ -

4. MINERAL PROPERTY

	February 29, 2004	February 28, 2003
Acquisition costs		
Balance, beginning of year	$ -	$ -
Additions	108,750	-
Balance, end of year	108,750	-
Deferred exploration costs		
Balance, beginning of year	-	-
Incurred during the year:		
Geological	1,298	-
Balance end of year	1,298	-
Total	$ 110,048	$ -

South Quinn Lake Property

The Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova"), a company related by a common director, wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter returns royalty. The Company will assume all of Terra Nova's remaining obligations and make cash payments of $15,000 in the first year (paid), $20,000 in the second year and $30,000 in the third year. Minimum work commitments to be paid are $75,000 in the first year (paid) and a total of $344,029 by the end of the third year. The Company is required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast and, as such, the Company paid Terra Nova $18,750 which is the cash equivalent of 75,000 Terra Nova shares at a value of $0.25 per share. Terra Nova is required to issue an additional 175,000 of its shares to South Coast by May 23, 2005 pursuant to the underlying option agreement.

Terra Nova may re-acquire an additional 20% interest in the property by paying the Company an amount equal to 30% of subsequent amounts paid by the Company on exploration expenditures.

5. LOANS PAYABLE

The loans were non-interest bearing, unsecured and had no specific terms of repayment. The loans were repaid in full during the current year.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, February 28, 2002 and 2003	1,823,020	$ 3,027,230	$ -
Shares issued for cash	6,777,777	1,000,000	-
Stock-based compensation	-	-	144,000
Balance, February 29, 2004	8,600,797	$ 4,027,230	$ 144,000

On February 25, 2003, the Company consolidated its capital stock on a 3 old for 1 new basis. The share consolidation, loss per share, stock options and warrants have been presented on a retroactive basis as if the consolidation had occurred on February 28, 2002.

Included in issued capital stock as at February 29, 2004 are Nil (February 28, 2003 - 9,570) common shares being held in escrow that may not be traded until receipt of regulatory approval.

The following shares were issued during the current year:

a) The Company issued 3,000,000 units for gross proceeds of $300,000. Each unit was comprised of one common share and one share purchase warrant enabling the holder to acquire an additional common share at $0.12 until July 10, 2005.

b) The Company issued 2,666,666 units for gross proceeds of $450,000, of which 2,000,000 units were issued at a price of $0.175 per unit and 666,666 units were issued at a price of $0.15 per unit. Each unit was comprised of one common share and one share purchase warrant. 2,000,000 warrants enable the holder to acquire an additional common share at $0.345 until November 23, 2005 and 666,666 warrants enable the holder to acquire an additional common share at $0.30 until November 23, 2005.

c) The Company issued 1,111,111 units for gross proceeds of $250,000. Each unit was comprised of one common share and one share purchase warrant enabling the holder to acquire an additional common share at $0.30 per share until January 14, 2006.

7. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the closing price of the Company's shares on the date of grant less any discount permitted by the TSX Venture Exchange ("TSX-V"). The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer on the TSX-V or 10 years if the Company is classified as a Tier 1 issuer on the TSX-V.

7. **STOCK OPTIONS AND WARRANTS** (cont'd...)

Stock options (cont'd...)

As at February 29, 2004, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
480,000	$0.225	October 5, 2008

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, February 28, 2002	44,444	$	1.35
Options cancelled/expired	(44,444)		1.35
Balance, February 28, 2003	-		-
Options granted	480,000		0.23
Balance, February 29, 2004	480,000	$	0.23
Number of options currently exercisable	480,000	$	0.23

Stock-based compensation

The Company granted 480,000 (2003 – Nil) stock options during the current year resulting in stock-based compensation expense using the Black-Scholes option-pricing model of $144,000 (2003 - $Nil). This amount was also recorded as contributed surplus on the balance sheet. The weighted average fair value of the stock options granted during the year ended February 29, 2004, was $0.30 per share.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Risk-free interest rate:	4.32%
Expected life of options:	5 years
Annualized volatility:	136%
Dividend rate:	0%

7. STOCK OPTIONS AND WARRANTS (cont'd…)

Warrants

As at February 29, 2004, the Company had outstanding share purchase warrants, enabling the holders to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
652,777	$ 0.36	April 18, 2004 (subsequently expired unexercised)
3,000,000	0.12	July 10, 2005
2,000,000	0.345	November 23, 2005
666,666	0.30	November 23, 2005
1,111,111	0.30	January 14, 2006

8. RELATED PARTY TRANSACTIONS

a) The Company paid or accrued $39,000 (February 28, 2003 - $Nil) for management fees to the president of the Company.

b) The Company paid or accrued $13,000 (February 28, 2003 - $Nil) for rent to the president of the Company.

c) The Company paid or accrued $32,500 (February 28, 2003 - $Nil) for administration fees to a company controlled by an officer.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities at February 29, 2004 is $171,483 (February 28, 2003 - $Nil) owing to the president of the Company.

Included in receivables at February 29, 2004 is $Nil (February 28, 2003 - $25,000) owing from a director of the Company.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 29, 2004	February 28, 2003
Cash paid during the year for interest	$ -	$ 435
Cash paid during the year for income taxes	$ -	$ -

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd…)

Significant non-cash transactions during the year ended February 29, 2004 included:

a) The issuance of 350,000 common shares for which proceeds of $35,000 were received in fiscal 2003.

b) The Company recording stock-based compensation expense of $144,000 for stock options granted during the year.

Significant non-cash transactions during the year ended February 28, 2003 included:

a) The issuance of 652,777 common shares which were allotted in fiscal 2002.

b) Amounts due to related parties of $63,914 were assigned to a third party as loans payable.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	February 29, 2004	February 28, 2003
Loss for the year	$ (732,210)	$ (241,080)
Expected income tax (recovery)	$ (275,311)	$ (90,646)
Non-deductible items	54,144	-
Write-off of resource property costs	-	63,636
Unrecognized benefit of non-capital losses	221,167	27,010
Total income taxes	$ -	$ -

The significant components of the Company's future income taxes assets are as follows:

	February 29, 2004	February 28, 2003
Future income tax assets:		
Non-capital loss carryforwards	$ 422,000	$ 323,000
Resource properties	222,000	275,000
	644,000	598,000
Valuation allowance	(644,000)	(598,000)
Net future income tax assets	$ -	$ -

10. INCOME TAXES (cont'd...)

The Company has available for deduction against future taxable income non-capital losses of approximately $1,185,000. These losses, if not utilized, will expire commencing in 2005. Subject to certain restrictions, the Company also has resource expenditures of approximately $732,550 available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

12. SEGMENTED INFORMATION

The Company operates primarily in Canada and in one reportable operating segment, being the acquisition and development of resource properties.

13. PROPERTY INVESTIGATION COSTS

	February 29, 2004	February 28, 2003
Acquisition costs	$ 5,000	$ -
Geological consulting	158,242	3,000
Travel and related costs	74,646	-
	$ 237,888	$ 3,000

a) During the current year, the Company entered into an option agreement with Elysian Enterprises Ltd. ("Elysian"), a company related by a common director, whereby the Company could earn a 100% interest in the mineral rights of the Victoria River property in Newfoundland. The option was subsequently terminated and acquisition costs of $5,000 were charged to property investigation costs.

b) During the current year, the Company entered into an agreement with Stangold Co. Ltd. ("Stangold") to explore and develop the Chilchinskoye gold prospect in Russia. The Company subsequently terminated its agreement as a result of the property license not being transferred to Stangold and, also, as a result of Stangold not completing the exploration program in 2003 as agreed under the terms of the agreement. Consequently, related due diligence costs of $232,888 were charged to property investigation costs.

SCHEDULE "A"

BAYSWATER VENTURES CORP.

STOCK OPTION PLAN

Accepted for filing by the TSX Venture Exchange on <>, 2004.

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 *DEFINITIONS*

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"**Administrator**" means such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

"**Award Date**" means the date on which the Board grants and announces a particular Option;

"**Board**" means the board of directors of the Company;

"**Company**" means Bayswater Ventures Corp. and any subsidiary thereof, (within the meaning of the Securities Act), as the context may apply;

"**Consultant**" means an individual (or a company wholly owned by the individual) who (i) provides ongoing consulting, technical, management or other services to the Company (excluding services provided in relation to a distribution of the Company's securities); (ii) possesses technical, business or management expertise of value to the Company; (iii) provides the services under a written contract with the Company; (iv) spends a significant amount of time and attention to the business and affairs of the Company; and (v) has a relationship with the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

"**Director**" means directors, senior officers and Management Company Employees of the Company;

"**Employee**" means (i) an individual considered an employee under the *Income Tax Act*, Canada (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company providing services normally provided by an employee of the Company but for whom income tax and other deductions are not made by the Company; and (iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made by the Company;

"**Exchange**" means the TSX Venture Exchange;

"**Exercise Notice**" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder;

"**Exercise Period**" means the period during which a particular Option may be exercised, being the period from and including the Award Date through to and including the Expiry Date;

"**Exercise Price**" means the price at which an Option may be exercised as determined in accordance with section 3.6;

"**Expiry Date**" means the date determined in accordance with section 3.3 and after which a particular Option cannot be exercised;

"**Insider**" means a Director, a director or senior officer of a company that is an Insider or subsidiary of the Company, or a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company;

"**Investor Relations Activities**" has the meaning ascribed thereto in the Exchange's corporate finance manual;

"**Management Company Employee**" means an individual employed by a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities;

"**Option**" means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

"**Option Certificate**" means the certificate, substantially in the form set out as Schedule "A" hereto, evidencing an Option;

"**Option Holder**" means a current or former Director, Employee or Consultant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

"**Personal Representative**" means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

"**Plan**" means this stock option plan;

"**Securities Act**" means the *Securities Act* (British Columbia); and

"**Share**" or "**Shares**" means, as the case may be, one or more common shares without par value in the capital of the Company.

1.2 *CHOICE OF LAW*

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia.

1.3 *HEADINGS*

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE II
PURPOSE AND PARTICIPATION

2.1 *PURPOSE*

The purpose of the Plan is to provide the Company with a Share-related mechanism to attract, retain and motivate Directors, Employees and Consultants, to reward such of those persons by the grant of options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such persons to acquire Shares as long term investments.

2.2 *PARTICIPATION*

The Board shall, from time to time, in its sole discretion determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to section 3.2, determine the number of Shares to be acquired on the exercise of such Option. If the Board elects to award an Option to an Employee or Consultant, the number of Shares to be acquired on the exercise of such Option shall be determined by the

Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(a) the person's remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;

(b) the length of time that the person has provided services to the Company; and

(c) the nature and quality of work performed by the person.

2.3 *NOTIFICATION OF AWARD*

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4 *COPY OF PLAN*

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of this Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5 *LIMITATION*

This Plan does not give any Option Holder who is a Director the right to serve or continue to serve as a Director, nor does it give any Option Holder who is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company.

ARTICLE III
TERMS AND CONDITIONS OF OPTIONS

3.1 *BOARD TO ALLOT SHARES*

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2 *NUMBER OF SHARES*

The maximum number of Shares issuable under the Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance in accordance with section 6.5 hereof.

Options that have been cancelled or that have expired without being exercised in full shall continue to be issuable under the Plan. Subject to the provisions of section 6.5, Options that have been exercised will reduce the total number of Options available to be granted hereunder.

3.3 *TERM OF OPTION*

Subject to section 3.5, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than:

(a) for so long as the Company is classified as a Tier 2 issuer or equivalent designation of the Exchange, the fifth anniversary of the Award Date of the Option; or

(b) if the classification of the Company on the Exchange is upgraded to that of a Tier 1 issuer, or the Shares are no longer listed on the Exchange, the tenth anniversary of the Award Date of the Option.

3.4 *LIMITATIONS*

The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date (unless the Company is at the time a Tier 1 issuer and has obtained disinterested shareholder approval).

The total number of Options awarded to any one Consultant for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date without consent being obtained from the Exchange.

The total number of Options awarded to all persons employed by the Company who perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve month period, calculated at the Award Date without consent being obtained from the Exchange.

3.5 *TERMINATION OF OPTION*

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix limits, vesting requirements or restrictions in respect of which an Option Holder may exercise part of any Option held by him. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. (Vancouver time) on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board on the Award Date referred to in section 3.3 above, and the date established, if applicable, in subsections (a) to (c) below.

(a) <u>Death</u>

In the event that the Option Holder should die while he or she is still (i) a Director or Employee, (other than an Employee performing Investor Relations Activities) the Expiry Date shall be 12 months from the date of death of the Option Holder; or (ii) a Consultant, or an Employee performing Investor Relations Activities, the Expiry Date shall be one month from the date of death of the Option Holder.

(b) <u>Ceasing to Hold Office</u>

In the event that the Option Holder holds his or her Option as Director and such Option Holder ceases to be a Director of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder continues to be engaged by the Company as an Employee or Consultant, in which case the Expiry Date shall remain unchanged. However, if the Option Holder ceases to be a Director of the Company as a result of:

(i) ceasing to meet the qualifications set forth in s.114 of the *Company Act* (British Columbia); or

(ii) a special resolution having been passed by the members of the Company pursuant to subsection 130(3) of the *Company Act* (British Columbia),

then the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c) *Ceasing to be Employed*

In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company (other than an Employee or Consultant performing Investor Relations Activities) and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to be an Employee or Consultant of the Company unless the Option Holder ceases to be such as a result of:

(i) termination for cause; or

(ii) an order of the British Columbia Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

(d) *Ceasing to Perform Investor Relations Activities*

Notwithstanding the paragraph (c) immediately above, in the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company who provides Investor Relations Activities on behalf of the Company, and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

3.6 *EXERCISE PRICE*

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company's Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

3.7 *ASSIGNMENT OF OPTIONS*

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may, to the extent permitted by section 4.1, exercise the Option within the Exercise Period.

3.8 *ADJUSTMENTS*

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the "Event"), the Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Options unless such amount of Shares represents the balance left to be exercised under the Options.

3.9 *EXERCISE RESTRICTIONS*

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded on the applicable Option Certificate.

Notwithstanding the above, Options issued to Consultants performing Investor Relations Activities must vest in stages over at least twelve months with not more than one-quarter of the Options vesting in any three month period.

3.10 *REPRESENTATIONS*

For Options granted to Employees, Consultants or Management Company Employees, the Company will represent that the Option Holder is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

ARTICLE IV
EXERCISE OF OPTION

4.1 *EXERCISE OF OPTION*

An Option may be exercised only by the Option Holder or his Personal Representative. An Option Holder or his Personal Representative may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2 *ISSUE OF SHARE CERTIFICATES*

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.3 *CONDITION OF ISSUE*

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations.

4.4 *MONITORING OF TRADES*

An Option Holder who performs Investor Relations Activities shall provide written notice to the Board of each of his trades of securities of the Company, within five business days of each trade.

ARTICLE V
ADMINISTRATION

5.1 *ADMINISTRATION*

The Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan. The Board may delegate to the Administrator or any Director, Employee or officer of the Company such administrative duties and powers as it may see fit.

5.2 *INTERPRETATION*

The interpretation by the Board or its authorized committee of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE VI
APPROVALS, AMENDMENTS AND TERMINATION

6.1 *APPROVALS REQUIRED FOR PLAN*

Prior to its implementation by the Company, this Plan is subject to the receipt of approval by the shareholders of the Company at a general meeting and approval of the Exchange.

6.2 *PROSPECTIVE AMENDMENT*

Subject to applicable regulatory approval, the Board may from time to time amend this Plan and the terms and conditions of any Option thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendments for the purpose of meeting any changes in any relevant law, Exchange policy, rule or regulation applicable to this Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.3 *RETROACTIVE AMENDMENT*

Subject to applicable regulatory approval, the Board may from time to time retroactively amend this Plan and may also, with the consent of the affected Option Holders, retroactively amend the terms and conditions of any Options which have been previously awarded.

6.4 *EXCHANGE APPROVAL*

With the consent of affected Option Holders, the Board may amend the terms of any outstanding Option so as to reduce the number of optioned Shares, increase the Exercise Price, or cancel an Option without Exchange approval. Any other amendment will be subject to receiving prior Exchange approval.

6.5 *SHAREHOLDER APPROVAL*

This Plan must be approved by the Company's shareholders annually, at a duly called meeting of the shareholders. Disinterested shareholder approval (as defined in Exchange policy) will be required for: (i) any reduction in the exercise price of Options granted to insiders, if the Option Holder is an insider of the Company at the time of the proposed amendment; and (ii) the situations where the Plan, together with all other outstanding options could result at any time in:

(a) the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the Company's issued Shares;

(b) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the Company's issued Shares; or

(c) if the Company becomes a Tier 1 issuer on the Exchange, the issuance to any one Option Holder, within a 12 month period, of a number of Shares exceeding 5% of the Company's Shares.

6.6 *TERMINATION*

The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Company, such Options and such Option Holders shall continue to be governed by the provisions of this Plan.

6.7 *AGREEMENT*

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of this Plan.

END OF DOCUMENT

Schedule A

BAYSWATER VENTURES CORP.

STOCK OPTION PLAN

OPTION CERTIFICATE

This certificate is issued pursuant to the provisions of the Bayswater Ventures Corp. (the "Company") Stock Option Plan (the "Plan") and evidences that *(Name of Optionee)* ________________________________ __________________ is the holder of an option (the "Option") to purchase up to _______________ *(Number of Shares)* common shares (the "Shares") in the capital stock of the Company at a purchase price of $________ per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is ___________________________ *(insert date of grant)*; and

(b) the Expiry Date of this Option is ___________________________ *(insert date of expiry)*.

Additional Vesting or Other Restrictions: (insert as applicable)

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Company an Exercise Notice, in the form provided in the Plan, together with this certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

Signed this ________ day of ___________________, 20____.

BAYSWATER VENTURES CORP.
by its authorized signatory:

____

NAME: _____________________________

TITLE: _____________________________

Schedule B

EXERCISE NOTICE

To: The Administrator, Stock Option Plan
Bayswater Ventures Corp. (the "Company")

The undersigned hereby irrevocably gives notice, pursuant to the Company's Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Shares; or

(b) __________________ of the Shares, which are the subject of the Option Certificate attached hereto.

Calculation of total Exercise Price:

(i) number of Shares to be acquired on exercise: ____________ Shares

(ii) multiplied by the Exercise Price per Share: $___________

TOTAL EXERCISE PRICE, enclosed herewith: $___________

The undersigned tenders herewith a certified cheque or bank draft in an amount equal to the total Exercise Price of the aforesaid Shares, as calculated above, and directs the Company to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

____

____

____

DATED the ______ day of _____________________, 20___.

____
Signature of Option Holder

____
Name of Option Holder (please print)

BAYSWATER VENTURES CORP.

NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting (the "Meeting") of members of **Bayswater Ventures Corp.** (the "Company") will be held in the Board Room, 700 – 625 Howe Street, Vancouver, British Columbia on August 23, 2004, at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended February 29, 2004, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

   (i) all stock options granted in the past year,

   (ii) the granting of directors', officers', and employees' incentive stock options,

   (iii) adopting and approving the Company stock option plan annexed hereto as Schedule "A" and forming a part of the accompanying Information Circular, (the "Plan"), including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company;

   (iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

   providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange;

(f) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 14th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Marion McGrath"

MARION McGRATH,
Secretary

BAYSWATER VENTURES CORP.

INFORMATION CIRCULAR
as at and dated July 8, 2004

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Bayswater Ventures Corp.** (the "Company") for use at the 2004 annual general meeting (the "Meeting") of members of the Company to be held on August 23, 2004, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144,** not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of **Pacific Corporate Trust Company** at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 8,600,797 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. July 16, 2004, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

Name	Number of Voting Securities	Percentage
Klaus Eckhof	1,111,111	12.9%
George Leary	899,141	10.4%

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the appointment of **Davidson & Company, Chartered Accountants** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name(2) and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities1
George Leary Calgary, AB President and Director	President of GML Minerals Consulting Ltd. since 1981	January 22, 2003	899,141
Nadia Traversa Delta, BC Nominee	Executive Assistant, io Corporate Services Ltd.	Not Applicable	Nil
Klaus Eckhof Trigg, Australia Director	Professional Geologist	January 29, 2004	1,111,111

(1) voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

(2) No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

No proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. **George Leary, Nadia Traversa and Klaus Eckhof** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

George Leary is the only Named Executive Officer of the Company as defined in BC Form 51-904F prescribed by the *Securities Act* of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
George Leary[2] President	2004 2003	Nil Nil	Nil Nil	Nil Nil	180,000 Nil	Nil Nil	Nil Nil	$39,000 Nil
David Patterson[2] Former President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wayne Miller[2] Former President	2002	Nil	Nil	$15,000	Nil	Nil	Nil	Nil

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

2 On August 22, 2002, Mr. Miller ceased to be the President of the Company and Mr. Patterson was appointed in his stead. On March 6, 2003, Mr. Patterson resigned as the President and Mr. Leary was appointed in his stead.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended February 29, 2004.

Options & SARs Granted to Named Executive Officers

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities of the Corporation and its subsidiaries, if any, and stock appreciation rights ("SARs") as defined in BC Form 51-904F prescribed in the "Regulations" under the *Securities Act* of the Province of British Columbia, made to each Named Executive Officer during the financial year ended February 29, 2004:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Date of Grant in 2003	Securities under Options/SARs Granted (#)[1]	% of Total Options Granted to Employees in Financial Year[2]	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
George Leary	Oct. 6, 2003	180,000	37.5%	$0.225	$54,000[3]	Oct. 5, 2008

1 common shares of the Corporation.
2 includes both employee and director stock options
3 based on last closing price of the Corporation's shares prior to grant

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended February 29, 2004, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
George Leary	Nil	N/A	180,000 Exercisable	$11,700

1 based on last trading price on or before financial year end.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company is a party to a consulting contract with GML Minerals Consulting Ltd. ("GML") of Calgary, AB, whereby GML is engaged to perform management services at a cost of $3,000 per month. GML is a company owned and controlled by George Leary, the President of the Company.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended February 29, 2004.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Management Contracts

The Company is a party to a consulting contract with iO Corporate Services Ltd. of #202 – 837 West Hastings Street, Vancouver, BC, whereby iO Corporate Services Ltd. is engaged to perform management services at a cost of $2,500 per month. iO Corporate Services Ltd. is a company owned and controlled by Peter Dunfield and Marion McGrath (the Secretary of the Company). Otherwise, Management functions of the Corporation are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Corporation.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended February 29, 2004.

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company. or any of its subsidiaries

Audit Committee

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements;
- review and appraise the performance of the Company's external auditors; and
- provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

George Leary	Not independent [1]	Financially literate [1]
Nadia Traversa	Independent [1]	Financially literate [1]
Klaus Eckhof	Independent [1]	Financially literate [1]

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2003	$6,000	$1,390	$110	n/a
2002	$4,000	n/a	$500	n/a

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The Company has established, subject to shareholder and TSX Venture Exchange (the "Exchange") approval, the stock option plan (the "Plan") to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company (collectively "Optionees"). Options granted will be granted in order to provide Optionees with a form of remuneration and an incentive to act in the best interest of the Company. If and when member approval is obtained, the implementation of the Plan will be at the sole discretion of the directors of the Company.

Management of the Company, considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees and other service providers.

The Plan

The following information is intended as a brief description of the Plan. The Plan in its entirety is annexed hereto as Schedule "A" and forms a part of this Information Circular.

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants or consultant companies of the Company or any of its affiliates.

The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital as at the date of grant (the "Plan Ceiling"), subject to standard anti-dilution adjustment.. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. All outstanding stock options granted prior to the implementation of the Plan will be included in the Plan, but at no time will more than 10% of the outstanding shares be subject to grant under the Plan. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of that expired or terminated stock option that has not been exercised shall again be available for the purpose of the Plan.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any options granted prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised, expires or voluntarily cancelled or otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions, including vesting schedules, may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the particular option agreement.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of stock options granted under the Plan result in:

(a) the number of options granted in a 12 month period to any one consultant exceeding 2% of the issued shares of the company (calculated at the time of grant);

(b) the aggregate number of options granted in a 12 month period to any one individual exceeding 5% of the outstanding shares of the Company (calculated at the time of grant);

(c) the number of options granted in a 12 month period to employees or consultants undertaking investor relations activities exceeding in the aggregate 2% of the issued shares of the Company (calculated at the time of grant);

(d) the aggregate number of common shares reserved for issuance to any one individual upon the exercise of options granted under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued shares of the Company (calculated at the time of the grant) in any 12 month period.

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. In the case of a director, officer, employee or consultant, the option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be an employee or consultant, or (b) such date as the board may determine at the time of grant. In the case of an employee or consultant of the Company who provides Investor Relations Activities on behalf of the Company, the option will terminate (a) at the close of business on the date which the optionee ceases to be an employee or consultant of the Company who provides Investor Relations Activities, or (b) such date as the board may determine at the time of grant. In the event of the death of an optionee, the stock option will expire at the close of business on the date which is the earlier of one year from the date of death or (b) such date as the board may determine at the time of grant.

The price at which an optionee may purchase a common share upon the exercise of a stock option will be as set out in the option agreement issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option. Currently under the policies of the Exchange, the definition of the "discounted market price" of the Company's shares is the closing trading price on the day before the granting of the stock option less a maximum discount of 25% for a closing price per share of $0.50 or less, 20% for a closing price of $0.51 to $2.00, and 15% above $2.00.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the optionee in the event of the optionee's death or incapacity.

Shareholder Approval

The Plan is a "rolling" stock option plan as described in Exchange Policy 4.4. Under Exchange Policy 4.4, the Company is required to obtain the approval of its members to any stock option plan that is a "rolling" plan yearly at the Company's Annual General Meeting. Accordingly, members will be asked to approve the following resolution:

"**RESOLVED**, as an ordinary resolution that:

1. the Company's stock option plan (the "Plan") as set forth in the Information Circular dated July 8, 2004, be and it is hereby adopted and approved including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company;

2. the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan;

3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4. the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

Disinterested Shareholder Approval

(a) A Company must obtain disinterested shareholder approval of stock options if:

(i) a stock option plan, together with all of the Company's previously established or proposed stock option grants, could at any time result in:

A. the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding shares;

B. the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the outstanding shares; or

C. in the case of a Tier 1 Issuer, the issuance to any one Optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares; or

(ii) the Company is decreasing the exercise price of stock options previously granted to Insiders.

(b) If (a) applies, the stock option agreement or plan must be approved by a majority of votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares beneficially owned by:

(i) Insiders to whom options may be issued under the stock option plan; and

(ii) associates of persons referred to in (b)(i).

Accordingly, disinterested shareholder approval will be sought at the Meeting for the possible reduction of the exercise price of stock options which have been or may be granted to current or future insiders. Such options or amended options will be also subject to the approval of the Exchange but will be exercisable without further shareholder approval.

Stock Options Granted and Exercised in the Past Year

During the financial year ended February 29, 2004, the Company granted the following incentive stock options to its directors, officers and/or employees and consultants:

Date of Grant	Number of Shares	Expiry Date	Exercise Price	Price Range in the 30 Day Period Preceding the Date of Grant of the Options	
				High	Low
October 6, 2003	480,000	October 5, 2008	$0.225	$0.51	$0.415

The stock options described were granted in accordance with the policies of the Exchange.

During the financial year ended February 29, 2004, there were no shares issued pursuant to the exercise of incentive stock options.

~ ~ ~

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Marion McGrath"

Marion McGrath,
Secretary